February 21, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director Adam F. Turk, Attorney-Adviser Wilson Lee, Staff Accountant Jonathan Wiggins, Staff Accountant

Re: Bazaarvoice, Inc.

       Registration Statement on Form S-1 (File No. 333-176506)

                Form 8-A (File No. 001-35433)

                    Acceleration Request

                                Requested Date:     February 23, 2012

                                 Requested Time:    4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Bazaarvoice, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-176506) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35433) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. The Company hereby authorizes Paul R. Tobias of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Paul R. Tobias, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5401. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Paul R. Tobias via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 S. Capital of Texas Highway, Las Cimas IV, 5th Floor, Austin, TX 78746-5546.

Sincerely, BAZAARVOICE, INC.

By:	/s/ Brett A. Hurt
Brett A. Hurt Chief Executive Officer

cc:     Stephen R. Collins, Bazaarvoice, Inc.

          Bryan C. Barksdale, Bazaarvoice, Inc.

          Paul R. Tobias, Wilson Sonsini Goodrich & Rosati, Professional Corporation

          Kenneth R. McVay, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP